UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 9 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 13,155,952
	8.	Shared Voting Power: 630,611
	9.	Sole Dispositive Power: 9,402,805
	10.	Shared Dispositive Power: 630,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,786,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 47.7%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 9 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 748,772
	9.	Sole Dispositive Power: 3,753,147
	10.	Shared Dispositive Power: 748,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,501,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 15.6%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 9 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 374,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 374,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 374,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.3%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 4 of 9 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 374,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 374,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 374,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 1.3%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 5 of 9 Pages

1.	Name of Reporting Person: Reid Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 630,611
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 630,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 630,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 2.2%
14.	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 886885102	13D	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by replacing the information contained under the subheading “10b5-1 Plans” in its entirety with the following:

10b5-1 Plans

Each of The Tilly Levine Separate Property Trust Established March 31, 2004, of which Ms. Levine is the trustee and beneficiary (the “Tilly Levine Separate Property Trust”), Trust I, Trust II and the LLC each entered into a separate stock trading plan on June 8, 2017 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (each, a “10b5-1 Plan”), pursuant to which each of The Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC, respectively, may sell a certain number of shares of the Issuer’s Class A Common Stock (which would be converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by such Reporting Person) in specified amounts at market prices subject to specified limitations. Each of the 10b5-1 Plans for The Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC expires on the earliest of (1) August 10, 2018, July 16, 2018, July 16, 2018 and July 18, 2018, respectively, (2) the sale of all of the shares specified under the respective 10b5-1 Plan, (3) the date that the stock trading plan is terminated, or (4) the date the respective seller undergoes a dissolution.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 4, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 13,874,419 shares of Class A Common Stock and 14,948,497 shares of Class B Common Stock outstanding as of August 25, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on August 31, 2017. The information set forth below assumes the conversion of all shares of Class B Common Stock into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	13,786,563	(1)	47.7%	13,155,952	630,611	9,402,805	630,611
Tilly Levine	4,501,919	(2)	15.6%	0	748,772	3,753,147	748,772
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer	374,386		1.3%	0	374,386	0	374,386
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz	374,386		1.3%	0	374,386	0	374,386
Reid Investments, LLC	630,611		2.2%	0	630,611	0	630,611

CUSIP No. 886885102	13D	Page 7 of 9 Pages

(1)	Includes (a) 9,327,805 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, (b) 3,753,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine, (c) 630,611 shares of Class A Common Stock held by the LLC, for which Mr. Shaked serves as sole manager with sole voting and investment control over the securities held thereby, and (d) 75,000 shares of Class A Common Stock underlying an option granted to Mr. Shaked, of which 25,000 shares vested and became exercisable on March 24, 2015, 25,000 shares vested and became exercisable on March 24, 2016 and 25,000 shares vested and became exercisable on March 24, 2017. See Item 6 of the Original Statement.
(2)	Includes (a) 3,753,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”), and (b) 374,386 shares of Class B Common Stock held by each of Trust I and Trust II, of which Ms. Levine is trustee (748,772 shares in total). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6 of the Original Statement.

(c)

From May 25, 2017, the date that the Amendment No. 3 to this Statement (“Amendment No. 3”) was filed with the Commission, through September 29, 2017, the Reporting Persons disposed of an aggregate of 470,600 shares of Class A Common Stock of the Issuer in a series of transactions at prices ranging from $8.72 to $12.07 per share in open market transactions on the New York Stock Exchange, including transactions pursuant to the 10b5-1 Plans related to each respective Reporting Person. The number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Reporting Person	Date	Shares Disposed Of	Weighted Average Price per Share
Hezy Shaked	June 1, 2017	15,000	$10.702
Hezy Shaked	June 2, 2017	15,000	$10.5387
Tilly Levine	June 6, 2017	10,000	$10.1099
Tilly Levine	June 7, 2017	10,000	$10.3598
Tilly Levine	June 20, 2017	10,000	$9.853
Tilly Levine	June 21, 2017	10,000	$9.5942
Tilly Levine	July 6, 2017	10,000	$9.7362
Tilly Levine	July 7, 2017	10,000	$9.8676
Hezy Shaked	July 12, 2017	600	$10.0133
The LLC	August 15, 2017	10,000	$8.9405
Trust I	August 16, 2017	5,000	$8.9956
Trust II	August 16, 2017	5,000	$8.9957
Tilly Levine	August 29, 2017	10,000	$10.5085
Tilly Levine	August 30, 2017	10,000	$10.5676
Tilly Levine	September 12, 2017	10,000	$11.6004
Tilly Levine	September 13, 2017	10,000	$11.6093
The LLC	September 21, 2017	10,000	$11.7189
Tilly Levine	September 21, 2017	46,782	$11.6191
Tilly Levine	September 22, 2017	51,097	$11.4825
Trust I	September 22, 2017	5,000	$11.4583
Trust II	September 22, 2017	5,000	$11.4573
Tilly Levine	September 25, 2017	84,370	$11.4915

CUSIP No. 886885102	13D	Page 8 of 9 Pages

Reporting Person	Date	Shares Disposed Of	Weighted Average Price per Share
Hezy Shaked	September 25, 2017	15,000	$11.4999
Hezy Shaked	September 26, 2017	15,000	$11.5636
Tilly Levine	September 26, 2017	67,751	$11.5513
Tilly Levine	September 28, 2017	10,000	$11.9692
Tilly Levine	September 29, 2017	10,000	$11.9372

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer since the filing date of Amendment No. 3.

(d) None.

(e) Not applicable.

CUSIP No. 886885102	13D	Page 9 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Second Amendment to the Tilly Levine Voting Trust Agreement, dated May 25, 2017, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on May 25, 2017).

4	Form of 10b5-1 Plan (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

5	Joint Filing Agreement (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2017

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

/s/ Tilly Levine
Tilly Levine Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz

/s/ Tilly Levine
Tilly Levine Trustee

Reid Investments, LLC a Delaware limited liability company

/s/ Hezy Shaked
Hezy Shaked Manager